Exhibit 3.1

MULLEN AUTOMOTIVE inc.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

MULLEN AUTOMOTIVE INC.

SERIES AA PREFERRED STOCK

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

The undersigned, David Michery, hereby certifies that:

1.	He is the Chief Executive Officer of Mullen Automotive Inc., a Delaware corporation (the “Corporation”).

2.	The Corporation is authorized to issue 500,000,000 shares of preferred stock of which Two Hundred Thousand (200,000) shares are designated as “Series A Preferred Stock”, Twelve Million (12,000,000) shares are designated as “Series B Preferred Stock”, Forty Million (40,000,000) shares are designated as “Series C Preferred Stock”, and Four Hundred Thirty Seven Million Five Hundred Thousand and One (437,500,001) shares are designated as “Series D Preferred Stock”.

3.	Currently, 1,925 shares of Series A Preferred Stock, 1,211,757 shares of Series C Preferred Stock and 363,097 Series D Preferred Stock are outstanding. No shares of Series B Preferred Stock are outstanding.

4.	The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”) as required by Section 151(g) of the Delaware General Corporation Law:

WHEREAS, the Certificate of Incorporation provides for a class of capital stock of the Company known as Preferred Stock, consisting of Five Hundred Million (500,000,000) authorized shares, par value $0.001 per share (the “Preferred Stock”), of which Two Hundred Thousand (200,000) shares are designated as “Series A Preferred Stock”, Twelve Million (12,000,000) shares are designated as “Series B Preferred Stock,” Forty Million (40,000,000) shares are designated as “Series C Preferred Stock,” and Four Hundred Thirty Seven Million Five Hundred Thousand and One (437,500,001) shares are designated as “Series D Preferred Stock,” issuable from time to time in one or more series; and

WHEREAS, Article III, Subsection B of the Company’s Certificate of Incorporation provides that the Board of Directors is expressly authorized to establish from time to time the number of shares to be included in such series of Preferred Stock, to fix the designation, powers, preferences and rights of the shares of such series of Preferred Stock, and to determine any qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of Preferred Stock; and

WHEREAS, Article III, Subsection B of the Company’s Certificate of Incorporation further provides that the Board is authorized to provide for the issuance of the shares of series of Preferred Stock by filing a certificate pursuant to the applicable law of the State of Delaware; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a new series of the preferred stock, which shall consist of up to one (1) share of the preferred stock which the Corporation has the authority to issue.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a new series of preferred stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

TERMS OF PREFERRED STOCK

1. Designation, Amount and Par Value. The series of Preferred Stock created hereby shall be designated as Series AA Preferred Stock (the “Series AA Preferred Stock”), and the number of shares so designated shall be one (1). The share of Series AA Preferred Stock shall have a par value of $0.001 per share and will be uncertificated and represented in book-entry form.

2. Dividends. The holder of Series AA Preferred Stock, as such, shall not be entitled to receive dividends of any kind.

3. Voting Rights. Except as otherwise provided by the Certificate of Incorporation or required by law, the holder of the share of Series AA Preferred Stock shall have the following voting rights:

3.1 Except as otherwise provided herein, the outstanding share of Series AA Preferred Stock shall have 1,300,000,000 votes. The outstanding share of Series AA Preferred Stock shall vote together with the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), Series B Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), Series C Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”), and Series D Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock”), of the Corporation as a single class exclusively with respect to the Reverse Stock Split (as defined below) and shall not be entitled to vote on any other matter except to the extent required under the Delaware General Corporation Law (“DGCL”). As used herein, the term “Reverse Stock Split” means any proposal to adopt an amendment to the Certificate of Incorporation to reclassify the outstanding shares of Common Stock into a smaller number of shares of Common Stock at a ratio specified in or determined in accordance with the terms of such amendment.

3.2 The share of Series AA Preferred Stock shall be voted, without action by the holder, on the Reverse Stock Split in the same proportion as shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock are voted (excluding any shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock that are not voted) on the Reverse Stock Split (and, for purposes of clarity, such voting rights shall not apply on any other resolution presented to the stockholders of the Corporation).

4. Rank; Liquidation and Other. The Series AA Preferred Stock shall have no rights as to any distribution of assets of the Corporation for any reason, including upon a liquidation, bankruptcy, reorganization, merger, acquisition, sale, dissolution or winding up of the Corporation, whether voluntarily or involuntarily.

5. Transfer. The Series AA Preferred Stock may not be Transferred at any time prior to stockholder approval of the Reverse Stock Split without the prior written consent of the Board of Directors. “Transferred” means, directly or indirectly, whether by merger, consolidation, share exchange, division, or otherwise, the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of the share of Series AA Preferred Stock (or any right, title or interest thereto or therein) or any agreement, arrangement or understanding (whether or not in writing) to take any of the foregoing actions.

6. Redemption.

6.1 The outstanding share of Series AA Preferred Stock shall be redeemed in whole, but not in part, at any time: (i) if such redemption is ordered by the Board of Directors in its sole discretion, automatically and effective on such time and date specified by the Board of Directors in its sole discretion, or (ii) automatically upon the approval by the Corporation’s stockholders of an amendment to the Certificate of Incorporation to implement the Reverse Stock Split (any such redemption pursuant to this Section 6.1, the “Redemption”), in each case, subject to the Corporation obtaining any required consents, including from the Corporation’s lenders. As used herein, the “Redemption Time” shall mean the effective time of the Redemption.

6.2 The share of Series AA Preferred Stock redeemed in the Redemption pursuant to this Section 6 shall be redeemed in consideration for the right to receive an amount equal to $25,000.00 in cash (the “Redemption Price”) for the share of Series AA Preferred Stock that is owned of record as of immediately prior to the applicable Redemption Time and redeemed pursuant to the Redemption, payable upon the applicable Redemption Time.

6.3 From and after the time at which the share of Series AA Preferred Stock is called for Redemption (whether automatically or otherwise) in accordance with Section 6.1, such share of Series AA Preferred Stock shall cease to be outstanding, and the only right of the former holder of such share of Series AA Preferred Stock, as such, will be to receive the applicable Redemption Price. The share of Series AA Preferred Stock Redeemed by the Corporation pursuant to this Certificate of Designation shall be automatically retired and restored to the status of an authorized but unissued share of Preferred Stock, upon such Redemption. Notice of a meeting of the Corporation’s stockholders for the submission to such stockholders of any proposal to approve the Reverse Stock Split shall constitute notice of the Redemption of shares of Series AA Preferred Stock and result in the automatic Redemption of the share of Series AA Preferred Stock at the Redemption Time pursuant to Section 6.1 hereof. In connection with the filing of this Certificate of Designation, the Corporation has set apart funds for payment for the Redemption of the share of Series AA Preferred Stock and shall continue to keep such funds apart for such payment through the payment of the purchase price for the Redemption of such share.

7. Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

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IN WITNESS WHEREOF, Mullen Automotive Inc. has caused this Certificate of Designation of Series AA Preferred Stock to be duly executed by the undersigned duly authorized officer as of this 14th day of November, 2022.

MULLEN AUTOMOTIVE INC.

By:	/s/ David Michery
David Michery
Chief Executive Officer